Filed by Conoco Inc.
                                   Pursuant to Rule 425
                                   under the Securities
                                   Act of 1933

                                   Subject Company: Conoco Inc.
                                   Commission File No.: 001-14521

                                   Subject Company: Phillips Petroleum Company
                                   Commision File No.: 001-00720


Set forth below are questions and answers relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that have been posted on the Conoco intranet website.


Q -- Must I sign and return the proxy card? Will an unsigned or unreturned proxy card be voted for the merger?

A -- Except for the Conoco Thrift Plan, the Conoco Stock Ownership Plan for UK employees and the Conoco Canada Employees Share Ownership Program, UNSIGNED or UNRETURNED proxy cards will NOT BE VOTED FOR the merger. It is, therefore, very important that every shareholder sign, date and return his or her proxy card(s) as soon as possible.

The following summarizes a list of scenarios and voting procedures by type of account, including a Conoco Thrift Plan, the Conoco Stock Ownership Plan for UK employees and the Conoco Canada Employees Share Ownership Program:

     1. If a Conoco employee holds shares directly or in a brokerage account in the United States, United Kingdom or Canada:

          (a) A signed returned card indicating a vote for, against or an abstention from voting, will be voted accordingly;
          (b)  A signed returned card with no indication will be voted FOR;
          (c) An unsigned returned card will not be voted, which will have the same effect as if it were voted AGAINST; and
          (d) An unreturned card will not be voted, which would have the same effect as if it were voted AGAINST.


     2. However, only for shares that a Conoco employee holds in a CONOCO THRIFT PLAN, the CONOCO STOCK OWNERSHIP PLAN for UK employees or the CONOCO CANADA EMPLOYEES SHARE OWNERSHIP PROGRAM:

          (a) A signed returned card indicating a vote for, against or an abstention from voting, will be voted accordingly;
          (b)  A signed returned card with no indication will be voted FOR;
          (c) An unsigned returned card will be voted AT THE DISCRETION OF THE TRUSTEE; and
          (d)  An unreturned card will be voted AT THE DISCRETION OF
               THE TRUSTEE.

     Elizabeth Cook, senior counsel, corporate group

Q -- What is the status of the lawsuits contesting the ConocoPhillips merger?

A -- The lawsuits pending in the Court of Chancery of the State of Delaware were recently consolidated into one action, and the defendants have been given an extension within which to answer or respond.

         Russell Howell, corporate counsel, EP-USSA-Legal

Q -- Will there be a new corporate logo for ConocoPhillips?

A -- Yes. A new corporate logo is in development and will be unveiled at the time the merger is completed.

         Jeanne Forbis, manager, Corporate Communications
         Sondra Fowler, manager, Corporate Public Affairs

                                    * * *

Q&A on Senior Management Announcement

Q -- How were these senior executives selected for their new roles?

A -- These executives were selected jointly by Conoco CEO Archie Dunham and Phillips CEO Jim Mulva after extensive reviews of each individual's qualifications followed by personal interviews of the top management teams of both companies. The boards of directors of Conoco and Phillips have reviewed these appointments.

Q -- Will the new top executives play a role in the management of both companies' businesses before the merger closes in the second half of the year?

A -- No. FTC regulations do not permit the blending of the two companies' management before the merger closes. However, these senior leaders will play a role in the integration planning for the merger of Conoco and Phillips.

Q -- What is the next step for those senior executives not selected for equivalent positions in the new company?

A -- These executives may be considered for other yet-to-be-named roles. In the interim, they will stay in their current positions until the closing of the merger and contribute to the transition planning process.

Q -- When will the next round of management be named?

A -- Announcements of several levels of management will be made periodically over the coming months. It is expected that several layers of management will be named before the closing of the merger.

Q -- How will the staffing of these levels of management be accomplished?

A -- As each level of management is announced, the newly named managers will immediately begin the process of identifying and assessing potential candidates for the next level of positions in their organizations.

                                    * * *

ADDITIONAL INFORMATION

On February 7, 2002, in connection with the proposed Conoco/Phillips merger, Conoco, Phillips and ConocoPhillips (formerly CorvettePorsche Corp.) filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus was sent on February 8, 2002, to stockholders of Conoco and Phillips seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001. Additional information is set forth in the definitive joint proxy statement/prospectus.